May 9, 2022

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4720

Re: BANCFIRST CORP /OK/

Form 10-K for the Fiscal Year Ended December 31, 2021

10-K filed February 25, 2022

File No. 000-14384

Dear Mr. Brunhofer:

BancFirst Corporation (the “Company”) appreciates the Division’s review and is pleased to respond to your letter dated April 8, 2022 and our conversation on April 12, 2022, concerning its Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2021 (the “Comment Letter”).

The Company’s response to the comment letter is noted below. The response is preceded by the Staff’s comment for reference.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates
Allowance for Credit Losses, page 29

1. You disclose that your allowance is estimated for loans using a historical loss percentage based on losses arising specifically for each respective loan category, adjusted for various economic and environmental factors that are considered reasonable and supportable related to the underlying loans. Please provide us proposed revised disclosure to be included in future filings that:

•
Identifies the key quantitative inputs used in your estimate of the allowance for credit losses;
•
Indicates and quantifies how these key quantitative inputs changed from period to period; and
•
Quantifies the qualitative component of your estimate and how it interacts with the quantitative component during the period; and
•
Summarizes on page 74 the information requested above and clarify the length of time in your reasonable and supportable forecasts and the reversion method you applied after the reasonable and supportable forecast period. See Item 303(b)(3) of the Regulation S-K and ASC 326-20-50-11

Response:

In future filings we will include the following revised disclosures:

•
In order to estimate expected losses using historical loss information, the Company elected to utilize a methodology known as vintage loss analysis. Vintage loss analysis measures impairment based on the age of the accounts and the historical asset performance of assets with similar risk characteristics. Vintage loss analysis determines expected losses by allowing the

Company to calculate the cumulative loss rates of a given loan pool and in so doing, determine the loan pool’s lifetime expected loss experience relative to the appropriate type of financial assets that share similar risk characteristics. Vintage loss analysis uses different “vintages” analyzed by year of origination through the weighted average maturity of each loan pool. The key quantitative inputs used in the Company’s estimate of the allowance for credit losses includes 1) all available loan data tracked by year of origination. This data is warehoused over the past 10 years (and will continue to add to it as additional performance data is collected) or the applicable weighted average maturity (life of loan) for each loan pool, whichever is shorter, 2) total charge offs for each specific loan pool recorded since year of origination, 3) recovery rate calculated by the average recovery over the previous seven years across all loan pools, and 4) a weighting factor biased to more recent loss experience. The quantitative expected credit loss is calculated by dividing each year’s net charge-offs by the original balance. The respective vintage’s original balance remains the denominator in each annual calculation, as it references the specific vintage’s initial balance. The loss experience of this original balance is tracked annually and summed over the life of the loan for each separate loan pool leaving a cumulative life of credit loss rate based on historic averages weighted towards more recent loss experience.
•
These key quantitative inputs change from period to period as new loans are originated and charge offs and recoveries are recognized. The recovery rate is revised on an annual basis taking into consideration the most recent seven years. The weighting factor percentages remain static, however, the most recent year receives the highest percentage of weighting. We will quantify and disclose these changes in future filings.
•
The Company applies a qualitative adjustment to the quantitative component using Moody’s “Data Buffet”. From this dataset, the Company selects a range of 3 probability scenarios from two separate economic forecasts: Consumer Loans 90+ Days Past Due and Commercial Bankruptcies. Moody’s first creates a baseline scenario that they deem most likely. Next, Moody’s determines alternative scenarios based on distinct probabilities. The probabilities utilized by the Company are 10%, 90%, and 96%. To determine the appropriate correlation to our loss experience, the Company compares the economic indicators over the past ten years of charge off history to arrive at a correlation factor. The Company then applies the correlation factor to the change in the forecast of the aforementioned economic indicators over the next 18-24 months, which is driven by management’s judgment of a reasonable and supportable forecast period to arrive at a percentage range of qualitative loss adjustment attributable to economic forecasts. The Company then multiplies the percentage range by the quantitative component to calculate a numerical range of loss or reduction of loss. This qualitative adjustment resulted in a $15.4 million additional reserve at December 31, 2021.
•
We will summarize this information on page 74 and include the length of time in our reasonable and supportable forecasts of 18-24 months and our reversion method to immediately revert to historical loss information determined in accordance with paragraph ASC 326-20-30-8. The reversion period can be adjusted based on management’s judgement of current and future economic clarity at the time of the forecast.

Results of Operations
Average Balances, Income Expenses and Rates, page 32

2. Please tell us the amounts of fees included in interest income for each period presented. Tell us your consideration for disclosing these amounts as required by Instruction 3 to Item 1402 of Regulation S-K.

Response:

The fees included in interest income for 2021 and 2020 were $55,512,822 and $33,538,006, respectively.

We will disclose these amounts in future filings as a footnote to the table for Consolidated Average Balance Sheets and Interest Margin Analysis on page 32.

Maturity and Rate Sensitivity of Loans, page 41

3. Please represent to us that, in future filings, you will disaggregate your disclosure of your loans due after one year that have predetermined interest rates and those with adjustable rates for each loan category presented in your table as required by Item 1404(b) of Regulation S-K.

Response:

In future filings we will disaggregate our disclosure of loans due after one year that have predetermined interest rates and those with adjustable rates for each loan category presented within this table on page 41.

Notes to Consolidated Financial Statements
Note 1: Description of Business and Summary of Significant Accounting Policies
Loans, page 56

4. In the third paragraph of this policy you disclose your election to exclude accrued interest receivable on loans from your estimate of credit losses. Please represent to us that in future filings you will specifically indicate that you made this election because you write off uncollectible accrued interest in a timely manner and what time periods you consider timely at the individual class of loan level as required by ASC 326-20-50-3C. In your response tell us those time periods or tell us where you have made the required disclosure in your filing or why it is not warranted.

Response:

In future filings we will specifically indicate that we made this election because we write off uncollectible accrued interest in a timely manner and we will also disclose the time periods we consider timely at the individual class of loan level.

At the time a loan enters non-accrual status, we debit interest income for the interest accrued. According to policy, no interest will be accrued on loans, for which a default of principal or interest has existed for a period of at least 90 days unless the collateral margin or guarantor support are such that full collection of principal and interest are not in doubt and an orderly plan for collection is in process; we also suspend interest recognition on any other loan for which it is more likely than not that future contractual payments will not be collected. We monitor these scenarios with various reports at both management and branch levels on a monthly basis. The application of any subsequent payment to interest on a cash basis only occurs when management reasonably expects that principal can be collected in full from collateral or guarantor support. A non-accrual asset may be restored to an accrual status when none of its principal and interest is past due and unpaid, or it otherwise becomes well secured and in the process of collection and is more likely than not that future contractual payments will be collected. No loan which has had principal charged-off shall be restored to accrual status unless the charged-off principal has been recovered.

5. In the penultimate paragraph on page 56 you indicate that you reverse interest accrued but not received on nonaccrual loans against interest income. Please represent to us that in future filings you will disclose the amount of such reversals in each period presented as required by ASC 326-20-50-3D or tell us where you made this disclosure or why it is not warranted.

Response:

In future filings we will disclose the amount of such reversals in each period presented.

Allowance for Credit Losses on Off-Balance Sheet Credit Exposures, page 58

6. Please tell us in detail why your adoption of ASC 326 and continuing application of that guidance results in an accrual for credit losses on off-balance sheet credit exposure that is not material when you have over $2.1 billion in loan commitments and stand-by letters of credit outstanding at December 31, 2021 as disclosure on page 91. In your response tell us the historic rates of these off-balance sheet exposures converting to actual loans and funding and how you can “manage the extension of credit” and apparently avoid material future credit losses. Reference for us the specific authoritative literature you relied upon to support your accounting.

Response:

In accordance with ASC 326-20-30-11, for off-balance-sheet credit exposures, an institution will estimate expected credit losses over the contractual period in which it is exposed to credit risk. Similar to the incurred loss model, an institution will report in net income as an expense the amount necessary to adjust the allowance for credit losses on off-balance-sheet credit exposures, which is reported as a liability, for management's current estimate of expected credit losses on these exposures. For the period of exposure, the estimate of expected credit losses should consider both the likelihood that funding will occur and the amount expected to be funded over the estimated remaining life of the commitment or other off-balance-sheet exposure.

As required by the accounting standard, we considered both the likelihood of funding and the amount expected to be funded over the estimated remaining life of the commitment. In addition, we separately considered the unfunded portion of loans internally graded 3 or worse, which would represent a heightened level of credit risk as compared to the remaining portfolio.

We reviewed the unfunded commitment balance as a percentage of the total commitment (funded plus unfunded) for the previous four years to assess whether that percentage is growing, declining or has remained relatively consistent. Based on this analysis, we observed that the percentage of unfunded to total commitment of revolving loans has remained relatively steady and has averaged 28.2% over the four years reviewed, increasing from 22.7% at February 28, 2018 to 32.7% at January 31, 2022.

To understand the life of the loan, we calculated the weighted average remaining life of the unfunded commitment for Type 2 and Type 3 loans. Type 2 loans are draw notes (nonrevolving including construction) and type 3 loans are revolving commercial loans. According to this analysis, we noted that the weighted average life as of December 31, 2021 was less than two years (21 months as of December 31, 2021), as a sizeable percentage of these loans have annual renewals.

The Company has a history of managing the availability of unfunded loans after a borrower experiences credit deterioration that results in a breach of a loan covenant and/or a reduction in internal grading to grade 3 or worse. At this point in the life of the loan, we have the capability to discontinue or materially limit available funds to the borrower. Officers approve advances on commercial customers based on compliance with the loan agreement, compliance with the loan covenants, availability, invoices, and inspections. Availability for commercial loans is zeroed on the system automatically once impaired (non-accrual, partial c/o, and full c/o). Consumer revolving/HELOC or consumer overdraft protection lines, the system will zero available funds if a customer is 60 days or more past due.

Very rarely does a loan migrate from an internal passing grade of 1 or 2 directly to charge off and certainly not on larger commercial credits. As credits migrate from pass (internally graded 1 or 2) to internally graded 3 or worse we will almost always have the ability to intervene and eliminate unfunded availability. The ability to manage availability on problem credit is evidenced by our internally graded 3 or worse loans as of

March 31, 2022. Grade 3 loans have an available balance of $3 million, while loans graded 4 or 5 have essentially $0 available funds. This represents 3.3% of loans internally graded 3 or worse, significantly less than the average of 33% for the overall portfolio. Availability on loans internally graded 3 or worse ($3 million) represents just 0.17% of overall unfunded availability.

We reviewed all borrowers that defaulted on revolving commercial loans over the past 4 years that resulted in a charge off greater than $250,000. The Company had four borrowers meeting this criteria totaling $10.0 million in charge offs. Prior to default, we confirmed that two borrowers did not draw on the line at all subsequent to initial approval and funding. We also confirmed that the other 2 borrowers that drew down on their line within the prior two years preceding the charge off netted ~$800 thousand of funding, of which, $600,000 was funded more than 15 months prior to charge off. Both of these borrowers received partial charge offs of 79.7% and 50.2%. Therefore, the ultimate loss on the unfunded balance was ~$460,000 of the $800,000 draw down. In all cases, the available funds were zeroed out once the loan was initially criticized. We focused on the review of the prior two years as that period represents the life of the loan, as discussed in the paragraph above.

In summary, we believe that the reserve for off-balance sheet credit exposure is not material for the following reasons:

•
The Company has demonstrated the ability to manage credits internally graded 3 or worse through appropriate credit discipline, management oversite and built in system controls to limit unfunded availability and thus mitigate loss exposure on the unfunded portions of these credits.
•
Borrowers rarely drawn down on available balance, especially borrowers who ultimately default. Unfunded availability on the overall portfolio is relatively consistent averaging 28.2% over the past 4 years. Unfunded availability on loans internally graded 3 or worse is significantly less at just 3.3%.
•
The weighted average life of unfunded loans is less than two years.

However, we will continue to monitor the funding rate, charge off history, and related credit risk to determine whether a reserve for off-balance sheet credit exposure is material in future periods.

Allowance for Credit Losses on Available-for-Sale Debt Securities, page 59

7. You disclose that you consider the period of time a security has been in an unrealized loss position in assessing credit losses or other factors. As the length of time a security is in an unrealized loss position is not a factor in assessing whether credit losses exist as stipulate in ASC 326-30-55-1, please tell us whether a change to your allowance for credit losses on debt securities results from removing the length of time for your assessment. Separately represent to us that you will modify your policy disclosure in future filings to remove the length of time a security is in an unrealized loss position from the factors considered in your credit assessment.

Response:

No change to our allowance for credit loss on debt securities will result from removing the length of time for our assessment. In future filings we will modify our policy disclosure to remove the length of time a security is in an unrealized loss position from the factors considered in our credit assessment.

Note 5: Loans Held for Investment and Allowance for Credit Losses on Loans

Nonaccrual loans, page 68

8. Please tell us the amount of interest income recognized on nonaccrual loans in 2021 and 2020 as well as the amortized cost basis of nonaccrual loans for which there is no related allowance for credit losses at the end of 2021 and 2020. Represent to us that you will disclose this information in future filings as required by ASC 326-20-50-16 or tell us why this disclosure is not warranted.

Response:

We did not recognize any amount of interest income on nonaccrual loans in 2021 or 2020. In addition, the amortized cost basis of nonaccrual loans for which there is no related allowance for credit losses at the end of 2021 and 2020 was $0.

In future filings we will disclose this information.

Allowance for Credit Losses Methodology, page 74

9. Please tell us why your adoption of ASC 326 on January 1, 2020 resulted in a $3.2 million reduction of your allowance when the inclusion of expected future credit losses generally is expected to result in an allowance increase over the incurred methodology. Tell us your consideration for disclosing the cause of the decline and reference for us the specific authoritative guidance that supports your accounting.

Response:

The ASC 326 is not prescriptive, and allows for a number of methodologies to be used in order to fulfil the requirements as described at ASC 326-20-30-3. Allowances for credit losses may be determined using various methods that reasonably estimate the expected collectability of financial assets and are applied consistently over time. For example, acceptable methods include loss rate, roll-rate, vintage analysis, discounted cash flow, and probability of default/loss given default methods. With that in mind, we elected to utilize a methodology known as vintage loss analysis for substantially all of our loan portfolio.

As noted in comment #9, the vintage loss methodology resulted in a lower allowance for loan loss as compared to our Allowance for Loan Loss under the incurred loss model. We acknowledge that most believed that CECL would require increases to ACL levels, however, we determined that there are certain aspects of CECL whereby ACL levels could ultimately decrease, as we experienced at the adoption date. Primarily, according to ASC 326-20-30-6, the CECL life of loan loss concept cuts off any consideration of loss expectation at the contractual maturity (adjusted if there is a reasonable expectation of a troubled debt restructuring), no matter the likelihood of renewal.

The majority of our loan portfolio is made up of commercial loans, which represented approximately 83% of total loans as of December 31, 2019. The Company commonly structures corporate lines of credit as renewable every one or two years. Under the previous methodology we used “loss emergence periods” in our estimates that exceeded the contractual maturity as we expected certain loans to renew. This expectation drove a higher embedded loss reserve.

In addition, at the time of adoption, we were in a favorable credit environment with expectations of a positive economic outlook during the reasonable and supportable forecast period, which reduced our qualitative consideration. As economic conditions worsened, our provisions significantly increased, as evidenced by the provision of $19 million recorded for the quarter ending March 31, 2020.

We disclosed the ACL reduction beginning in our 2020 1st quarter 10Q which included among other information, 1) the amount of the decline 2) the weighted average life of each loan segment, 3) the qualitative considerations and determining the contractual term, which states that that the contractual term excludes expected extensions, renewals, and modifications, and 4) we disclosed the change in economic forecast during the first quarter that resulted in a significant increase in provision. We concluded that based on the low materiality of the amount of the decline of the allowance for credit loss at the adoption date, these disclosures were sufficient.

Purchased Credit Deteriorated Loans, page 76

10. Please tell us why you have no reconciling item for discounts or premiums attributable to factors other than credit losses between the purchase price and par value of purchased credit deteriorated loans for either period presented. In your response, tell us the market interest rates for similar loans and the stated interest rates on these loans at the dates of acquisition. In addition, tell us the interest income accrued on these loans in each period after acquisition and how the inherent rates of return compare to the market rates for these loans upon acquisition.

Response:

In regards to the acquisitions that occurred on August 14, 2019 and May 20, 2021, we engaged a third party that utilized an analytical approach to estimate the fair value of acquired loans, which included an interest rate discount on purchased credit deteriorated loans of $104,790 and $371,301, respectively. These discounts were recorded as an adjustment to the initial loan balances on the respective acquisition dates. These discounts were “earned out” during the quarter the acquisitions occurred for efficiency purposes. Therefore, there were no longer any interest rate discounts on purchased credit deteriorated loans at December 31, 2020 or December 31, 2021 to disclose. In addition, we did not accrue any interest income on these loans.

Collateral Dependent Loans, page 77

11. Please tell us why the fair value of collateral dependent loans as disclosed on page 95 is different than the carrying value of these loans as depicted here.

Response:

The fair value of collateral dependent loans disclosed on page 95 is different than the carrying value of these loans on page 77 because the disclosure on page 95 represents the collateral dependent loans that had a nonrecurring fair value adjustment during the period. The collateral dependent loans disclosed on page 77 represent all loans that existed as of the balance sheet date. In future filings we will clearly indicate that these nonrecurring fair values do not represent all collateral dependent loans but only those loans that have been adjusted during the reporting period.

Thank you for your consideration in this matter. Please contact me at (405) 270-1003 should you require further information.

Very truly yours,

/s/ Kevin Lawrence

Kevin Lawrence, Executive Vice President and Chief Financial Officer

cc: David Harlow

Chief Executive Officer, BancFirst Corporation